PVH Corp.

200 Madison Avenue

New York, New York 10016

January 10, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

RE:	PVH Corp.
Registration Statement on Form S-4
File No. 333-185251

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PVH Corp. (“PVH”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 8:00 a.m., Eastern time, on Tuesday, January 15, 2013, or as soon as possible thereafter. As previously discussed, PVH will be filing Amendment No. 2 to the Registration Statement on Monday, January 14, 2013.

In connection with this request, PVH acknowledges the following:

1. Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2. The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve PVH from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3. PVH may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PVH CORP.

By:	/s/ Mark D. Fischer
Mark D. Fischer Senior Vice President, General Counsel and Secretary